September 30, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Mr. Jeffrey Foor
Document Control – EDGAR
RE:	Columbia Funds Series Trust II (the Registrant)
Columbia Global Opportunities Fund
Post-Effective Amendment No. 96
File No. 333-131683/811-21852

Dear Mr. Foor:

The Registrant is filing Post-Effective Amendment No. 96 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectus and Statement of Additional Information to reflect changes to the principal investment strategies for the above-referenced fund.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or MaryEllen McLaughlin at 617-385-9540.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Secretary
Columbia Funds Series Trust II